UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 8-K



                                 CURRENT REPORT
                        PURSUANT TO SECTION 13 OR 15 (D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


Date  of  Report  (Date  of earliest event reported):          November 24, 2001
                                                               -----------------


                              BORDEN CHEMICAL, INC.
             (Exact name of Registrant as Specified in Its Charter)


     New  Jersey                       I-71               13-0511250
     -----------                     ---------            ----------
(State or other jurisdiction of  (Commission File     (I.R.S.Employer
incorporation  or  organization)     Number)         Identification  No.)


                    180  East  Broad  Street,  Columbus,  OH  43215
                    -----------------------------------------------
                      (Address  of  principal  executive  offices)

                              (614)     225-4000
                              -----     --------
           (Registrant's  telephone  number,  including  area  code)

                              Borden,  Inc.
                              -------------
          (Former  name,  former  address  and  former  fiscal  year, if  changed  since  last  report.)


Item  5.  Other  Events

On November 24, 2001, Borden, Inc., the Registrant, merged with its wholly owned subsidiary, Borden Chemical, Inc. In conjunction with the merger, Borden, Inc., the surviving corporation, changed its name to Borden Chemical, Inc. Consequently, all future filings with the Securities and Exchange Commission by the Registrant will be under the name of Borden Chemical, Inc.

The name change reflects the fact that the only operating segment of the Company and Combined Companies, after the sale of the Company's Consumer Adhesive business and the Combined Companies' Foods business in the third quarter of 2001, is the Chemical business.











































































SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                  BORDEN,  INC.

Date  December  3,  2001                          By  /s/  William H. Carter
                                                  William  H.  Carter
                                                  Executive Vice President and
                                                  Chief Financial Officer
                                                  (Principal Financial Officer)